As filed with the Securities and Exchange Commission on December 13, 2004
                                                     Registration No. 333-112145
================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------


                                 AMENDMENT NO. 5
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            -----------------------

                                WORKSTREAM INC.
             (Exact name of Registrant as specified in its charter)

           Canada                                         N/A
----------------------------------        --------------------------------------

(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                                 495 March Road
                                    Suite 300
                         Ottawa, Ontario, Canada K2K 3G1
                                 (613) 270-0619
                         -------------------------------
   (Address and telephone number of registrant's principal executive offices)

                                 David Polansky
                             2600 Lake Lucien Drive
                                    Suite 235
                               Maitland, FL 32751
                                 (407) 475-5500
                                 --------------
                          (Name, address and telephone
                          number of agent for service)

                                 with a copy to:

Michael A. Gerrior, Esquire                     Larry P. Laubach, Esquire
Perley-Robertson, Hill & McDougall LLP          Cozen O'Connor
90 Sparks Street, 4th Floor                     1900 Market Street
Ottawa, Ontario KIP1E2                          Philadelphia, Pennsylvania 19103
(613) 238-2022                                  (215) 665-4666

      Approximate date of commencement of proposed sale to the public: From time to time after the effective date of the registration statement.

      If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                   PROSPECTUS

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED DECEMBER 13, 2004


                                 WORKSTREAM INC.

                            10,211,625 COMMON SHARES

      This prospectus relates to the public offering, which is not being underwritten, of 10,211,625 of our common shares, 9,231,613 of which are outstanding and 980,012 of which may be issued as the result of the exercise of warrants, held by certain shareholders of Workstream Inc. The prices at which such shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. The selling shareholders will receive all of the net proceeds from the sale of the common shares. We will, however, receive the respective exercise price upon the exercise of warrants which may occur prior to the sale of the underlying common shares by a selling shareholder.


      Our common shares are traded on the NASDAQ Small Cap Market under the symbol "WSTM" and on the Boston Stock Exchange under the symbol "ERM." The last reported sale price of the common shares on the NASDAQ Small Cap Market on December 10, 2004 was $2.78 per share.


                   ------------------------------------------

INVESTING IN OUR COMMON SHARES INVOLVES A HIGH DEGREE OF RISK. SEE THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON SHARES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is ______________

                                TABLE OF CONTENTS

                                                                            Page

Forward-Looking Information.....................................               2
Prospectus Summary..............................................               3
Risk Factors....................................................               4
Use of Proceeds.................................................              15
Selling Shareholders............................................              15
Plan of Distribution............................................              22
Recent Developments.............................................              23
Legal Matters...................................................              24
Experts.........................................................              24
Incorporation of Certain Documents by Reference.................              25
Where You Can Find More Information.............................              25

                           --------------------------

      You should rely only on the information contained in or incorporated by reference in this prospectus or any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information contained in or incorporated by reference into this prospectus or any prospectus supplement is accurate at any date other than the date indicated on the cover page of this prospectus or prospectus supplement.

                           FORWARD-LOOKING INFORMATION

      The Securities and Exchange Commission (the "SEC") encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This prospectus contains "forward-looking statements" as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "will" and words and terms of similar substance typically indicate forward-looking statements. All forward-looking statements are management's present expectations of future events and are subject to a number of factors and uncertainties, some of them being discussed under "Risk Factors" hereafter, that could cause actual results to differ materially from those described in the forward-looking statements.

      You are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date they were made. Workstream Inc. is not under any obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to Workstream Inc., its affiliates or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referred to in this section.

                               PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary may not contain all the information that may be important to you. You should read the entire prospectus and the incorporated information before making an investment decision. Unless the context requires otherwise, references to "we," "us" and "our" mean Workstream Inc. and its subsidiaries. You should assume that all figures are stated in U.S. dollars unless indicated otherwise.

DESCRIPTION OF WORKSTREAM INC.


      We are a provider of services and web-based software for human capital management, or HCM. HCM is the process by which companies recruit, train, evaluate, motivate and retain their employees. We offer software and services that address the needs of companies to more effectively manage their human capital management function. Our software provides a range of solutions for their needs, including creating and managing job requisitions, advertising job opportunities, tracking candidates, screening applicants, searching resumes, operating customized career web sites, processing hiring information, creating internal and external reports to evaluate the staffing process, evaluating employee's job performance, and offering benefits that promote employee retention. We also provide services through a web-site where job-seeking senior executives can search job databases and post their resumes, and companies and recruiters can post position openings and search for qualified senior executive candidates. In addition, we offer recruitment research and outplacement services. We believe that our "one-stop-shopping" approach for our clients' HCM needs is more efficient and effective than traditional methods of human resource management. We have 11 offices and approximately 235 employees across North America.


      Our principal executive offices are located at 495 March Road, Suite 300, Ottawa, Ontario, Canada K2K 3G1 and our telephone number is (613) 270-0619.

THE OFFERING

Stock Offered............................ 10,211,625 common shares

Use of Proceeds.......................... We will not receive any proceeds from the sale of our common shares by the
                                          selling shareholders. We will,
                                          however, receive the respective
                                          exercise  price upon the exercise of
                                          warrants which may occur prior to the
                                          sale of the underlying common shares
                                          by a selling shareholder. Assuming
                                          that allof the warrants covered by
                                          this prospectus are exercised for
                                          cash, the aggregate amount of proceeds
                                          that we would receive from the
                                          exercises of the warrants is
                                          $1,690,857.51. We will use these
                                          proceeds for general corporate
                                          purposes.

NASDAQ Small Cap Market Symbol........... WSTM

Boston Stock Exchange Symbol............. ERM

                                  RISK FACTORS

      Investment in our securities involves certain elements of risk. Investors should carefully consider the following factors, among others included and incorporated by reference in this prospectus, before investing in the common shares. The realization of these risks could result in a material adverse effect on our results of operations, financial condition, cash flows, business or the market for our common shares. We cannot assure you that we will successfully address any of these risks or address them on a continuing basis.

WE MAY NOT BECOME PROFITABLE.


      Since our inception, we have incurred losses which have been substantial in relation to our operations. As of October 31, 2004, we had an accumulated deficit of $40,795,974. We reported a net loss of $5,536,899 for the year ended May 31, 2004 ("fiscal 2004") and a net loss of $9,676,602 for the year ended May 31, 2003 ("fiscal 2003"). Revenues for fiscal 2004 were $17,166,880. We acquired twelve companies during fiscal 2004, fiscal 2003 and the year ended May 31, 2002 ("fiscal 2002"), seven of which reported in the aggregate net losses of approximately $42.4 million in their immediately preceding fiscal years. Our ability to reduce our losses will be adversely affected if we continue to acquire companies reporting losses, if revenue grows slower than we anticipate or if operating expenses exceed our expectations. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis. Failure to achieve or maintain profitability would materially adversely affect the market price of our common shares. We expect our operating expenses to continue to grow as we expand our operations.


WE MAY ENCOUNTER DIFFICULTIES WITH ACQUISITIONS, WHICH COULD HARM OUR BUSINESS.

      During fiscal 2004, fiscal 2003 and fiscal 2002, we made several acquisitions of other companies and businesses, as part of our efforts to expand our operations and we may continue to make acquisitions of complementary companies, products and businesses. The risks we may encounter in acquisitions include:

o difficulty and expense of assimilating the operations and personnel of acquired businesses;

o difficulty integrating the acquired technologies or products with our current products and technologies;

o potential exposure to product liability or intellectual property liability associated with the sale of the acquired company's products;

o     diversion of management time and attention and other resources;

o     loss of key employees and customers as a result of changes in management;

o difficulty and expense of managing an increased number of employees over large geographic distances;

o     our due diligence  processes may fail to identify  significant issues with
      product   quality,   product   architecture,   and  legal  and   financial
      contingencies, among other things;

o     potential exposure to unknown liabilities of acquired companies;

o     the incurrence of amortization expenses;

o     possible  future  goodwill   impairment  if  the  financial   results  and
      subsequent forecasted financial results are lower than those estimated at the time of the acquisition; and

o     possible dilution to our shareholders.

      In the past, we have acquired financially distressed businesses. In one instance, we acquired the business of Icarian Inc., which had lost a significant number of customers prior to our acquiring it due in part to its financial instability. While we are generally successful in retaining the remaining customers of businesses after we acquire them, we may be unsuccessful in doing so in the future and we may be unable to recover customers already lost by these financially distressed businesses. We have frequently used our common shares to pay the purchase price for acquisitions. Our common shares may not remain at a price at which they can be used for acquisitions without further diluting our existing shareholders, and potential acquisition candidates may not view our stock attractively. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. These difficulties may increase our expenses, and our ability to achieve profitability may be adversely affected.

MICHAEL MULLARKEY, OUR CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT, MAY HAVE INTERESTS THAT ARE DIFFERENT THAN OTHER SHAREHOLDERS AND MAY INFLUENCE CERTAIN ACTIONS.


      As of December 9, 2004, Michael Mullarkey, our Chairman, Chief Executive Officer and President, was our largest shareholder, beneficially owning approximately 10% of our outstanding common shares. Mr. Mullarkey's interests as our largest shareholder may conflict with his fiduciary duties as an officer and director. Mr. Mullarkey's interests as our largest shareholder may influence how Mr. Mullarkey votes on certain matters that require shareholder approval. As our largest shareholder, Mr. Mullarkey may influence the outcome of various actions that require shareholder approval including the election of our directors, delaying or preventing a transaction in which shareholders might receive a premium over the prevailing market price for their shares and preventing changes in control or management.


THE CURRENT ECONOMIC DOWNTURN AND FUTURE ECONOMIC DOWNTURNS MAY ADVERSELY AFFECT THE DEMAND FOR OUR SERVICES.

      Historically, the general level of economic activity has significantly affected the demand for employment and recruitment services. We believe that we are currently experiencing the effects of the current economic downturn and as a result the demand for our employment and recruitment services has decreased. If the general level of economic activity continues to slow, our clients may not require additional personnel and may delay or cancel plans that involve recruiting new personnel using our services and technology. Consequently, the time from initial contact with a potential client to the time of sale could increase and the demand for our services could decline, resulting in a loss of revenue harming our business, operating results and financial condition. In addition, it is expected that in times of economic growth, demand for our outplacement business may decline.

WE MAY NOT BE ABLE TO GROW OUR CLIENT BASE AND REVENUE BECAUSE OF COMPETITION WE FACE.

      Our future success will depend to a large extent on our ability to grow and maintain our client base and revenue. This requires that we offer services that are superior to the services being offered by the competition that we face and that we price our services competitively. The market for human capital management, or HCM, services is highly fragmented and competitive, with thousands of companies offering products or services that compete with one or more of the services that we offer. We compete for a portion of employers' recruiting budgets with many types of competitors, as employers typically utilize a variety of sources for recruiting, including:

o     traditional offline recruiting firms;

o     traditional offline advertising, such as print media;

o     resume processing companies;

o     Web-based recruitment companies;

o     Internet job posting companies; and

o     client-server-based software services.

      In addition, many employers are developing or may develop their own software to satisfy their recruitment needs. We also compete with traditional offline and Web-based outplacement service companies and human resource, or HR, service providers. While we do not believe that any of our competitors offer the full suite of services that we provide, there are a number of companies that have products or services that compete with one or more of the services we provide. For instance, companies that compete with our automated talent acquisition services include Taleo Corporation (formerly RecruitSoft), Webhire and Kenexa. Companies such as Monster Worldwide, Execunet and Netshare have products or services that compete with our online exchange services. We also compete with vendors of enterprise resource planning software, such as PeopleSoft, Oracle, SAP and Performaworks. In the area of outplacement services, we compete with companies such as McKenzie Scott and WSA Corp. Finally, companies such as LifeCare, Next Jump and SparkFly compete with our employee management and retention systems services.

      We expect competition to increase and intensify in the future, with increased price competition developing for our services. A number of our current and potential competitors have longer operating histories and greater financial, technical and marketing resources and name recognition than we do, which could give them a competitive advantage. Our competitors may develop products or services that are equal or superior to ours or that achieve greater market acceptance than ours. It is also possible that new competitors may emerge and rapidly acquire significant market share. As a result, we may not be able to expand or maintain our market share and our ability to penetrate new markets may be adversely affected.

IF WE EXPERIENCE CLIENT ATTRITION, OUR OPERATING RESULTS WILL BE ADVERSELY AFFECTED.

      Our automated talent acquisition, online exchange and employee management and retention systems services clients generally enter into subscription agreements for terms of one year or less. These clients represented 42 % and 40% of our revenue for fiscal 2004 and fiscal 2003, respectively. We have no assurance that these clients will maintain a long-term relationship with us. If these clients fail to renew their subscriptions with us, our business, revenues, operating results and financial condition will be adversely affected. Since we have only been offering our services for a limited period of time, we do not know what rate of client attrition to expect. To the extent we experience significant client attrition, we must attract additional clients to maintain revenue.

WE MAY NOT BE ABLE TO STRENGTHEN AND MAINTAIN AWARENESS OF OUR BRAND NAME.

      We believe that our success will depend to a large extent on our ability to successfully develop, strengthen and maintain the recognition and reputation of our Workstream brand name. In order to strengthen and maintain our Workstream brand recognition and reputation, we invest and will need to continue to invest substantial resources in our marketing efforts and maintain high standards for actual and perceived quality, usefulness, reliability, security and ease of use of our services. If we fail to successfully promote and maintain our Workstream brand name, particularly after incurring significant expenses in promoting our Workstream brand name, or encounter legal obstacles which prevent our continued use of our Workstream brand name, our business, operating results and financial condition could be materially adversely affected and the market price of our common shares could decline. Moreover, even if we continue to provide quality service to our clients, factors outside of our control, including actions by organizations that are mistaken for us and factors generally affecting our industry, could affect our Workstream brand and the perceived quality of our services.

OUR FAILURE TO ENTER INTO STRATEGIC RELATIONSHIPS WITH JOB POSTING BOARDS AND OTHER ONLINE RECRUITMENT SERVICE PROVIDERS MAY HARM OUR BUSINESS.

      If we are unable to enter into or maintain  strategic  relationships  with job posting boards and other online recruitment services, such as Monster.com and Yahoo!hotjobs pursuant to which our clients can post their job openings on such job boards, our business will suffer. These relationships allow us to expand the services we provide our clients without our having to spend significant capital resources developing or acquiring such services. Because many of these job posting boards and other online recruitment service providers compete with each other, the existence of a relationship with any particular third party may limit or preclude us from entering into a relationship with that third party's competitors. In addition, some of the job posting boards and other online recruitment service providers with which we seek to enter into relationships may view us as a competitor and refuse to do business with us. Any loss of an existing relationship or failure to establish new relationships may adversely affect our ability to improve our services, offer an attractive service in the new markets that we enter, or expand the distribution of our services.

WE MAY NOT BE ABLE TO  CONTINUE  TO EXPAND OUR  BUSINESS  IN THE  UNITED  STATES
MARKET.

      Until the fiscal year ended May 31, 2001, we marketed our services primarily in Canada. Since that time, we completed several acquisitions of businesses in the United States. Through these acquisitions, we endeavored to enhance our business by penetrating the United States market. During fiscal 2004, 2003 and 2002, approximately 88%, 87% and 83% of our revenues, respectively, were generated in the United States. Our success and ability to grow our business will depend to a significant degree on our ability to market our services successfully in the United States. We expect to continue to expand our operations through acquisitions of U.S.-based companies. If we are unable to maintain or expand our U.S. operations, we may suffer increasing losses and the loss of our investment, in whole or in part, in our acquisitions. This could materially adversely affect our business, operating results and financial condition.

BECAUSE WE HAVE INTERNATIONAL OPERATIONS, WE MAY FACE SPECIAL ECONOMIC AND REGULATORY CHALLENGES THAT WE MAY NOT BE ABLE TO MEET.

      Beginning in fiscal 2002, we completed several acquisitions of businesses in the United States and began marketing our services outside of Canada. We expect to continue to expand our U.S. and Canadian operations through acquisitions and to spend significant financial and managerial resources to do so. We have limited experience in international operations and may not be able to compete successfully in international markets. Our international operations are subject to certain risks, including:

o     changes in regulatory requirements, tariffs and trade barriers;

o     changes in diplomatic and trade relationships;

o     potentially adverse tax consequences;

o     the impact of recessions in economies outside of Canada;

o the burden of complying with a variety of foreign laws and regulations, and any unexpected changes therein;

o     political or economic  constraints on international  trade or instability;
      and

o     fluctuations in currency exchange rates.

WE MAY LOSE BUSINESS IF WE ARE UNABLE TO SUCCESSFULLY DEVELOP AND INTRODUCE NEW PRODUCTS, SERVICES AND FEATURES.

      If we are unable to develop and introduce new products, services, or enhancements to, or new features for, existing products or services, in a timely and successful manner, we may lose sales opportunities. The market for our services is characterized by rapid and significant technological advancements, the introduction of new products and services, changes in client demands and evolving industry standards. The adoption of new technologies or new industry standards may render our products obsolete and unmarketable. The process of developing new services or technologies is complex and requires significant continuing efforts. We may experience difficulties or funding shortages that could delay or prevent the successful development, introduction and sale of enhancements or new products and services. Moreover, new products, services or features which we introduce may not adequately address the needs of the marketplace or achieve significant market acceptance.

OUR BUSINESS COULD SUFFER IF FINANCING IS NOT AVAILABLE WHEN REQUIRED OR IS NOT AVAILABLE ON ACCEPTABLE TERMS.

      Our future capital requirements depend on a number of factors, including our ability to generate positive cash flow, cash required by future acquisitions, anticipated capital expenditures, the development of new services or technologies and our projected operations. We believe that we have sufficient credit facilities, cash flow from operations and cash reserves, which, together with further cost reductions, will permit us to meet our working capital requirements and capital expenditure requirements through at least October 30, 2005. However, it is possible that we may need to raise additional funds sooner than expected in order to fund expansion, develop new, and enhance existing, services or acquire complementary businesses or technologies or if our revenues are less or our expenses are greater than we expect. Our ability to obtain financing depends on a number of factors, including our ability to generate positive cash flow from operations, the amount of our cash reserves, the amount and terms of our existing debt arrangements, the availability of sufficient collateral and the prospects of our business. If financing is not available when required or is not available on acceptable terms, we may not be able to:

o     keep up with technological advances;

o     pursue acquisition opportunities;

o     develop product enhancements;

o     make capital expenditures;

o     respond to business opportunities;

o     address competitive pressures or adverse industry developments; or

o     withstand economic or business downturns.

FUTURE FINANCINGS MAY BE ON TERMS ADVERSE TO YOUR INTERESTS.


      In the past we have issued and, in the future we may issue, equity or convertible debt securities to raise additional funds. Since May 31, 2003, we have issued common shares and securities that are convertible into common shares amounting to a total of 22,494,812 common shares, including 2,424,999 common shares that were issued upon conversion of our 8% Senior Subordinated Convertible Notes that were originally sold in April and May 2002, resulting in a 107% increase in the number of outstanding common shares (assuming the conversion of the convertible securities). If we issue additional securities, our existing shareholders may be further diluted and holders of those new securities may have dividend, liquidation, voting and other rights senior to those of the holders of our common shares.


THE POWER OF OUR BOARD OF DIRECTORS TO DESIGNATE AND ISSUE SHARES OF STOCK COULD HAVE AN ADVERSE EFFECT ON HOLDERS OF OUR COMMON SHARES.

      We are authorized to issue an unlimited number of common shares, which may be issued by our board of directors for such consideration as they may consider sufficient without seeking shareholder approval. The issuance of additional common shares in the future will reduce the proportionate ownership and voting power of current shareholders. Our Articles of Incorporation also authorize us to issue an unlimited number of Class A Preferred Shares, the rights and preferences of which may be designated by our board of directors without shareholder approval. The designation and issuance of Class A Preferred Shares in the future could create additional securities that would have dividend, liquidation and voting preferences prior in right to the outstanding common shares. These provisions could also impede a change of control.

IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY, OUR U.S. SHAREHOLDERS MAY SUFFER ADVERSE TAX consequences.

      We believe that we were not a passive foreign investment company for U.S. federal income tax purposes for fiscal years 2002, 2003 and 2004. Generally, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes if for any taxable year 75% of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income. This characterization could result in adverse U.S. tax consequences to our shareholders. These consequences may include having gains realized on the sale of our common shares treated as ordinary income, rather than capital gain income, and having potentially punitive interest charges apply to the proceeds of share sales. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our common shares.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGIES.

      Our success depends to a significant degree upon the protection of our proprietary technologies and brand names. The unauthorized reproduction or other misappropriation of our proprietary technologies could provide third parties with access to our technologies without payment. If this were to occur, our proprietary technologies would lose value and our business, operating results and financial condition could be materially adversely affected. We rely upon a combination of copyright, trade secret and trademark laws and non-disclosure and other contractual arrangements to protect our proprietary rights. The measures we have taken to protect our proprietary rights, however, may not be adequate to deter misappropriation of proprietary information or protect us if misappropriation occurs. Policing unauthorized use of our technologies and other intellectual property is difficult, particularly because of the global nature of the Internet. We may not be able to detect unauthorized use of our proprietary information and take appropriate steps to enforce our intellectual property rights. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk.

THIRD PARTIES COULD CLAIM THAT WE INFRINGE UPON THEIR PROPRIETARY TECHNOLOGIES.

      Our products, services, content and brand names may be found to infringe valid copyrights, trademarks or other intellectual property rights held by third parties. In the event of a successful infringement claim against us and our failure or inability to modify our technologies or services, develop non-infringing technology or license the infringed or similar technology, we may not be able to offer our services. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require us to enter into costly royalty or licensing arrangements, modify our technologies or services or prevent us from using important technologies or services, any of which could harm our business, operating results and financial condition.

WE MAY BECOME SUBJECT TO BURDENSOME GOVERNMENT REGULATION WHICH COULD INCREASE OUR COSTS OF DOING BUSINESS, RESTRICT OUR ACTIVITIES AND/OR SUBJECT US TO LIABILITY.

      Uncertainty and new regulations relating to the Internet could increase our costs of doing business, prevent us from providing our services, slow the growth of the Internet or subject us to liability, any of which could adversely affect our business, operating results and prospects. In addition to new laws and regulations being adopted, existing laws may be applied to the Internet. There are currently few laws and regulations directly governing access to, or commerce on, the Internet. However, due to the increasing popularity and use of the Internet, the legal and regulatory environment that pertains to the Internet is uncertain and continues to change. New and existing laws may cover issues which include:

o     user privacy;

o     pricing controls;

o     consumer protection;

o     libel and defamation;

o     copyright and trademark protection;

o     characteristics and quality of services;

o     sales and other taxes; and

o     other claims based on the nature and control of Internet materials.

      Recently, the Canadian Federal Government enacted privacy legislation which requires us to appoint an individual responsible for the administration of personal information, to implement policies and practices to protect personal information, to provide access to information and to deal with complaints. We must obtain individual consents for each collection, use or retention of personal information. We recently implemented procedures to comply with this new privacy legislation. The privacy legislation increases our cost of doing business due to the administrative burden of these laws, restricts our activities in light of the consent requirement and potentially subjects us to monetary liability for breach of these laws.

COMPUTER VIRUSES OR SOFTWARE ERRORS MAY DISRUPT OUR OPERATIONS, SUBJECT US TO A RISK OF LOSS AND/OR EXPOSE US TO liability.

      Computer viruses may cause our systems to incur delays or other service interruptions. In addition, the inadvertent transmission of computer viruses or software errors in new services or products not detected until after their release could expose us to a material risk of loss or litigation and possible liability. Moreover, if a computer virus affecting our system is highly publicized or if errors are detected in our software after it is released, our reputation and brand name could be materially damaged and we could lose clients.

WE MAY EXPERIENCE REDUCED REVENUE, LOSS OF CLIENTS AND HARM TO OUR REPUTATION AND BRAND NAME IN THE EVENT OF SYSTEM FAILURES.

      We may experience reduced revenue, loss of clients and harm to our reputation and brand name in the event of unexpected network interruptions caused by system failures. Our servers and software must be able to accommodate a high volume of traffic. If we are unable to add additional software and hardware to accommodate increased demand, we could experience unanticipated system disruptions and slower response times. Our systems are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses and similar events. Some of our systems are not fully redundant, and our disaster recovery planning is not sufficient for all eventualities. We have experienced delays in providing our customers access to their data in the past, and we believe these system interruptions will continue to occur from time to time in the future. Any catastrophic failure at our network operations center could prevent us from serving our clients for a number of days, or possibly weeks, and any failure of our Internet service provider may adversely affect our network's performance. Most of our system interruptions are due to heavy Internet traffic and minor equipment failures which generally result in our customers being unable to access their data for a few seconds or several minutes. However, in September 2003, our Internet service provider suffered a failure which resulted in our customers' being unable to access our network and their data for a period of 25 hours. Our clients may become dissatisfied by any system failure that interrupts our ability to provide our services to them or results in slower response times. Our subscription agreements generally provide that our customers will be able to access their data during certain guaranteed times. If we fail to meet the service levels specified under our subscription agreements as a result of repeated outages, the customer can terminate its agreement with us. Our business interruption insurance may not adequately compensate us for any losses that may occur due to any failures in our system or interruptions in our services.

BREACHES OF OUR NETWORK SECURITY COULD BE COSTLY.

      If unauthorized persons penetrate our network security, they could misappropriate proprietary information or cause interruptions in our services. We may be required to spend capital and resources to protect against or to alleviate these problems. In addition, because we host data for our clients, we may be liable to any of those clients that experience losses due to our security failures. As a result, security breaches could have a material adverse effect on our business and the market price of our common shares may decline.

OUR BUSINESS MAY BE ADVERSELY AFFECTED IF INTERNET SERVICE PROVIDERS FAIL TO PROVIDE SATISFACTORY SERVICE TO OUR CLIENTS TO ENABLE THEM TO USE OUR SERVICES AND ACCESS JOB SEEKER CANDIDATES ON-LINE.

      Failure of Internet service providers or on-line service providers to provide access to the Internet to our clients and job seekers would prevent them from accessing our Web board, which would cause our business to suffer. Many of the Internet service providers, on-line service providers and other Web site operators on which we depend have experienced significant service slowdowns, malfunctions, outages and capacity limitations. If users experience difficulties using our services due to the fault of third parties, our reputation and brand name could be harmed.

FAILURE OF THE INTERNET INFRASTRUCTURE TO SUPPORT CURRENT AND FUTURE USER ACTIVITY MAY ADVERSELY AFFECT OUR BUSINESS.

      We cannot assure you that the Internet infrastructure will continue to effectively support the demands placed on it as the Internet continues to experience increased numbers of users, greater frequency of use and increased bandwidth requirements of users. In the past, the Internet has experienced a variety of outages and other delays. The Internet is also subject to actions of terrorists or hackers who may attempt to disrupt specific web sites or Internet traffic generally. Any future outages or delays could affect the willingness of employers to use our on-line recruitment offerings and of job seekers to post their resumes on the Internet. If any of these events occur, our business,
operating  results  and  financial  condition  could  be  materially   adversely
affected.

WE MAY NOT EXPAND AND UPGRADE OUR SYSTEMS AND HARDWARE IN A TIMELY MANNER IN ORDER TO ACCOMMODATE GROWTH IN OUR BUSINESS, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

      We must expand and upgrade our systems and network hardware in order to accommodate growth in our business. We may not plan any such expansion and upgrades in a timely manner to satisfy actual growth in our business. If we do not expand and upgrade our systems and network hardware in a timely manner to accommodate any growth in our business, our business, financial condition and operating results could be adversely affected.

THE RESALE OF COMMON SHARES PURSUANT TO THIS REGISTRATION STATEMENT AND FUTURE REGISTRATION STATEMENTS COULD DEPRESS THE MARKET FOR OUR COMMON SHARES.


      As a result of our registration of the resale of common shares under this registration statement, 10,211,625 common shares out of a total of 43,437,650 common shares outstanding (assuming that all of the warrants covered by this prospectus are exercised) which would not otherwise be immediately resaleable may be resold upon the effectiveness of this registration statement. We cannot predict the effect, if any, that the resale of these additional securities or the availability of these additional securities for resale will have on the market prices of our common shares prevailing from time to time. The resale of these shares following the effectiveness of this registration statement could have an adverse effect on the market price of our common shares.


      We have granted registration rights to holders of 8,072,064 common shares (including 614,620 common shares currently being held in escrow). These shares currently represent approximately 19% of our outstanding common shares (assuming that all of the warrants covered by this prospectus are exercised). If these shares are registered by us, their sale could have an adverse affect on the market price of our common shares.

OUR COMMON SHARES HAVE TRADED AT PRICES BELOW $1.00 AND COULD BE SUBJECT TO DELISTING BY NASDAQ.

      Our common stock currently trades on the NASDAQ Small Cap Market and the Boston Stock Exchange. Under the NASDAQ requirements, a stock can be delisted and not allowed to trade on the NASDAQ if the closing bid price of the stock over a 30 consecutive trading-day period is less than $1.00. The Boston Stock Exchange, however, does not maintain a similar minimum price requirement. During the fourth quarter of fiscal 2003, our common stock failed to meet the NASDAQ minimum bid price requirement because the closing bid price for 30 consecutive trading days was below $1.00. On May 20, 2003, NASDAQ gave us notice of this fact and gave us six months to cure this problem or our common stock would be delisted. On July 8, 2003, NASDAQ gave us notice that we regained compliance with the minimum bid price rule because the closing bid price of our common shares had been $1.00 or more for at least 10 consecutive trading days. No assurance can be given that the closing bid price of our common shares will continue to satisfy the NASDAQ minimum bid price requirements and thus continue to trade on the NASDAQ Small Cap Market. Although our common shares may remain listed on the Boston Stock Exchange, if our common shares are delisted from the NASDAQ Small Cap Market, there may be a limited market for our shares, trading our stock may become more difficult and our share price could decrease even further. If our common shares are not listed on a national securities exchange or NASDAQ, potential investors may be prohibited from or be less likely to purchase our common shares, limiting the trading market for our stock even further.

WE MAY BECOME SUBJECT TO THE SEC'S PENNY STOCK RULES, WHICH MAY DECREASE THE LIQUIDITY OF OUR COMMON SHARES AND NEGATIVELY IMPACT THE ABILITY OF PURCHASERS OF OUR COMMON SHARES TO SELL OUR COMMON SHARES IN THE SECONDARY MARKET.

      SEC regulations generally define a penny stock as an equity security that has a market price of less than $5.00 per share, subject to certain exceptions. We are not currently subject to the penny stock rules because our common shares qualify for two separate exceptions to the SEC's penny stock rules. The first exception from the penny stock rules for which we qualify is an exception for companies that have an equity security that is quoted on the NASDAQ Stock Market. Since our common shares are traded on the NASDAQ Small Cap Market, we are not subject to the penny stock rules. The second exception from the penny stock rules for which we qualify is an exception for companies that have an average revenue of at least $6,000,000 for the last three years. Our revenue for fiscal 2004, fiscal 2003 and fiscal 2002 was $17,166,880, $17,836,990 and
$14,751,620, respectively, resulting in an average revenue of $16,585,163. If our common shares are delisted or removed from the NASDAQ Small Cap Market and if we fail to meet the average revenue exception to the penny stock rules, our common shares may become subject to the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell our common shares. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written agreement to the transaction prior to purchase. In addition, unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with it. If our common shares were considered penny stock, the ability of broker-dealers to sell our common shares and the ability of our shareholders to sell their securities in the secondary market would be limited. As a result, the market liquidity for our common shares would be severely and adversely affected. We cannot assure you that trading in our securities will not be subject to these or other regulations in the future which would negatively affect the market for our common shares.

THE PRICE OF OUR COMMON SHARES HISTORICALLY HAS BEEN VOLATILE, WHICH MAY MAKE IT MORE DIFFICULT FOR YOU TO RESELL OUR COMMON SHARES WHEN YOU WANT AT PRICES YOU FIND ATTRACTIVE.

      The market price of our common shares has been highly volatile in the past, and may continue to be volatile in the future. For example, since June 1, 2002, the closing sale price of our common shares on the NASDAQ Small Cap Market has fluctuated between $0.81 and $3.99 per share. The following factors may significantly affect the market price of our common shares:

o     quarterly variations in our results of operations;

o announcement of new products, product enhancements, joint ventures and other alliances by our competitors or us;

o     technological innovations by our competitors or us;

o general market conditions or market conditions specific to particular industries; and

o the operating and stock price performance of other companies that investors may deem comparable to us.

      In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our common shares, regardless of our operating performance. (See Risk Factor "Our common shares have traded at prices below $1.00 and could be subject to delisting by NASDAQ.")

THE USE OF PERFORMANCE-BASED PAYMENT PROVISIONS IN OUR ACQUISITIONS MAY RESULT IN COSTLY LEGAL PROCEEDINGS.


      We often require that a portion of the total purchase price in our acquisitions be contingent upon the acquired company's achievement of certain performance-based milestones. We believe that the use of contingent performance-based payment provisions more closely matches the price we pay with the value we receive. However, the use of these provisions has resulted and may continue to result in disputes over whether the performance-based milestones have been achieved. Resolving these disputes could result in costly legal proceedings and divert management attention. We are currently in a lawsuit with the former shareholders of 6FigureJobs.com, Inc., a company we acquired in October 2001. Under the terms of the purchase agreement pursuant to which we acquired 6FigureJobs.com, 323,625 common shares were held in escrow to be issued to the former shareholders of 6FigureJobs.com provided that certain revenue and profit targets were achieved. The Company determined that the revenue and profit targets were not achieved, but the representative of the former 6FigureJobs.com shareholders disputed that determination and filed a lawsuit against the Company with regard to the escrowed shares. Although the Company continues to believe that such revenue and profit targets were not met, we cannot be certain that we will prevail in this dispute and that the escrowed common shares will not be released. We have incurred legal expenses of approximately $465,000 to date in connection with the 6FigureJobs.com suit and a similar dispute with the shareholders of Purecarbon, Inc., a company we acquired in August 2003. The Purecarbon dispute was resolved in our favor in January 2004.


WE DEPEND ON OUR KEY EMPLOYEES TO MANAGE OUR BUSINESS EFFECTIVELY, AND IF WE ARE UNABLE TO RETAIN OUR KEY EMPLOYEES, OUR BUSINESS MAY BE ADVERSELY AFFECTED.

      Our success depends on the efforts, abilities and expertise of our senior management and other key employees, including in particular, Michael Mullarkey, our President and Chief Executive Officer, and David Polansky, our Chief Financial Officer. There can be no assurance that we will be able to retain our key employees. In 2003, Andrew Hinchliff, our Senior Vice President North American Sales, Arthur Halloran, our President and Chief Operating Officer, and Paul Haggard, our Chief Financial Officer, resigned from their respective positions with us. Mr. Halloran, however, continues to serve as a member of our board of directors. While we have hired new or appointed existing employees to fulfill the duties previously performed by Messrs. Hinchliff, Halloran and Haggard, if any of our key employees leave before suitable replacements are found, there could be an adverse effect on our business. There can be no assurance that suitable replacements could be hired without incurring substantial additional costs, or at all.

                                 USE OF PROCEEDS

      All of the net proceeds from the sale of our common shares by the selling shareholders will go to them upon the sale of such shares. Accordingly, we will not receive any proceeds from the sales of our common shares by the selling shareholders. We will, however, receive the respective exercise price upon the exercise of warrants which may occur prior to the sale of the underlying common shares by a selling shareholder. Assuming that all of the warrants covered by this prospectus are exercised for cash, the aggregate amount of proceeds that we would receive from the exercises of the warrants is $1,690,857.51. We will use these proceeds for general corporate purposes.

                              SELLING SHAREHOLDERS

      The selling shareholders are not under any obligation to sell all or any portion of their common shares, nor are the selling shareholders obligated to sell any of their common shares immediately under this prospectus. We cannot estimate the number of the common shares that will be held by the selling shareholders after completion of this offering. However, for the purposes of the table below, we have assumed that, after completion of this offering, none of the common shares covered by this prospectus will be held by the selling shareholders.


      The following table provides certain information with respect to the common shares beneficially owned by the selling shareholders as of December 9, 2004. This information is based on information provided to us by the selling shareholders. Except as noted in the footnotes below, no selling shareholder has had a material relationship, or has held any position or office, with us or any of our predecessors or affiliates within the last three years. For purposes of presenting beneficial ownership data in the table, we have assumed that no selling shareholder acquires additional common shares after the date on the cover page of this prospectus.


                                   Shares Beneficially Owned Prior to                             Shares Beneficially Owned
                                            Offering                      Shares to be Offered         After Offering
Selling Shareholders               Number             Percent(1)        Number             Number        Percent(1)
--------------------           --------------         ---------       ----------         ---------       ----------
William Blair &
Company, LLC (2)                3,555,550               8.40%          3,555,550                --            --

Crestview Capital Fund
L.P. and its affiliates (3)     1,371,818 (4)           3.22%          1,371,818                --            --

Pequot Capital
Management, Inc. (5)            1,253,900               2.96%          1,000,000           253,900             *

Sands Brothers Venture
Capital III LLC (6)               878,306 (7)           2.06%             34,025           844,281         1.99%

Nathan Low (8)                    766,873 (9)           1.80%            514,873           252,000             *

AGF Growth Equity
Fund (10)                         660,400               1.56%            660,400                --            --

Smithfield Fiduciary
LLC (11)                          625,000               1.48%            625,000                --            --

                                   Shares Beneficially Owned Prior to                             Shares Beneficially Owned
                                            Offering                      Shares to be Offered         After Offering
Selling Shareholders               Number             Percent(1)        Number             Number        Percent(1)
--------------------           --------------         ---------       ----------         ---------       ----------
Sands Brothers Venture
Capital IV LLC (6)                481,722 (12)          1.14%              5,820           475,902         1.12%

BTR Global Arbitrage
Trading Limited (13)              468,750               1.11%            468,750                --            --

Michael Weiss                     249,999 (14)              *            249,999                --            --

Casurina Limited
Partnership (15)                  251,875                   *            251,875                --            --

Standard Securities
Capital Corporation (16)          250,000 (17)              *            250,000                --            --

Northern Rivers
Innovation Fund (18)              192,500                   *            192,500                --            --

HJG Partnership(19)               125,000                   *            125,000                --            --

IG AGF Canadian
Diversified Growth Fund (10)      122,100                   *            122,100                --            --

Romeo DiBattista                  109,875                   *            109,875                --            --

Casurina Performance
Fund (15)                          98,125                   *             98,125                --            --

London Life Growth
Equity Fund (10)                   97,500                   *             97,500                --            --

Gilad Ottensoser                   87,000 (20)              *             80,000             7,000             *

Sands Brothers & Co.
LTD(6)                             82,540 (21)              *              4,540            78,000             *

DGM Bank & Trust Inc.(22)          71,875                   *             71,875                --            --

Front Street Investment
Management Inc.  (15)              65,625                   *             65,625                --            --

                                   Shares Beneficially Owned Prior to                             Shares Beneficially Owned
                                            Offering                      Shares to be Offered         After Offering
Selling Shareholders               Number             Percent(1)        Number             Number        Percent(1)
--------------------           --------------         ---------       ----------         ---------       ----------
GWL Growth Equity
Fund (10)                          55,800                   *             55,800                --            --

Delf Investment &
Construction Inc. (23)             31,250                   *             31,250                --            --

Nadal Investments
Limited (24)                       28,875                   *             28,875                --            --

Front Street Canadian
Hedge(15)                          28,125                   *             28,125                --            --

1120288 Ontario Ltd. (25)          21,875                   *             21,875                --            --

Legend Merchant Group,
Inc. (26)                         120,000 (27)              *             20,000                --            --

Delta One Northern
Rivers Fund (28)                   19,250                   *             19,250                --            --

Blumont Strategic
Partnership(15)                    18,750                   *             18,750                --            --

Bernard Zaionz                     12,500                   *             12,500                --            --

Charles Zaionz                     12,500                   *             12,500                --            --

Hedda Zaionz                        6,250                   *              6,250                --            --

IG AGF CDN
Diversified Growth
Class(10)                           1,200                   *              1,200                --            --
                               --------------          ------         ----------         ---------         -----

Total                          12,222,708 (29)         27.58%         10,211,625         1,911,083         4.31%


* Less than 1%.


      (1) This information is based on 42,457,638 common shares outstanding as of December 9, 2004, including 1,046,549 common shares held in escrow under acquisition agreements. We have computed "beneficial ownership" in accordance Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1934 for purposes of this table.
            Therefore, the table reflects a person as having "beneficial ownership" of common shares if such person has the right to acquire such shares within 60 days of December 9, 2004. For purposes of computing the percentage of outstanding common shares held by each person or group of persons named above, we have assumed to be outstanding any security which such person or persons has or have the right to acquire within that 60-day period. However, securities that may be acquired within that 60-day period are not deemed to be outstanding for purposes of computing the percentage ownership of any other person.

      (2) Consists of common shares held of record by William Blair Small Cap Growth Fund, a mutual fund sponsored by William Blair & Company, LLC, and various customers of William Blair & Company for which it provides investment advisor services. William Blair & Company, a registered investment advisor, has voting control and dispositive power over these common shares. Michael Balkin and Karl Brewer, the portfolio managers of William Blair Small Cap Growth Fund, control the common shares held on behalf of William Blair & Company's customers and sponsored fund. William Blair & Company, Michael Balkin and Karl Brewer disclaim beneficial ownership of these common shares, except to the extent of pecuniary interest. William Blair Small Cap Growth Fund is an affiliate of a registered broker-dealer, and William Blair & Company, LLC is a registered broker-dealer.

      (3) Stewart Flink and Richard Levy have voting control and dispositive power over the securities held by Crestview Capital Fund, L.P. and its affiliates, Crestview Capital Fund II, L.P. and Crestview Capital Offshore Fund, Inc. Stewart Flink and Richard Levy disclaim beneficial ownership of the securities held by Crestview Capital Fund, L.P., Crestview Capital Fund II, L.P. and Crestview Capital Offshore Fund, Inc. Crestview Capital Fund, L.P. and its affiliates, Crestview Capital Fund II, L.P. and Crestview Capital Offshore Fund, Inc., are affiliates of a registered broker-dealer.

      (4) Includes 312,179 common shares issuable upon exercise of warrants. The warrants have an exercise price of $2.00 per common share and expire in May 2007.

      (5) Consists of common shares held of record by Pequot Scout Fund, L.P., Pequot Navigator Onshore Fund, L.P. and Pequot Navigator Offshore Fund, Inc. Pequot Capital Management, Inc. is the investment manager of Pequot Scout Fund, L.P. and Pequot Navigator Onshore Fund, L.P. and is the investment advisor of Pequot Navigator Offshore Fund, Inc., and consequently has voting control and dispositive power over the common shares held by Pequot Scout Fund, L.P., Pequot Navigator Onshore Fund, L.P. and Pequot Navigator Offshore Fund, Inc. Arthur Samberg is the sole shareholder of Pequot Capital Management, Inc. Arthur Samberg disclaims beneficial ownership of the common shares held by Pequot Scout Fund, L.P., Pequot Navigator Onshore Fund, L.P. and Pequot Navigator Offshore Fund, Inc., except to the extent of pecuniary interest.

      (6) Mike Caska has voting control and dispositive power over the securities held by Sands Brothers Venture Capital IV LLC, Sands Brothers Venture Capital III LLC and Sands Brothers & Co. LTD. Mike Caska disclaims beneficial ownership of the securities held by Sands Brothers Venture Capital IV LLC, Sands Brothers Venture Capital III LLC and Sands Brothers & Co. LTD. Sands Brothers Venture Capital IV LLC and Sands Brothers Venture Capital III LLC are affiliates of registered broker-dealers, and Sands Brothers & Co. LTD is a registered broker-dealer.

      (7) Includes 211,640 common shares issuable upon exercise of warrants. The warrants have an exercise price of $2.00 per common share and expire in April 2007.

      (8)   Nathan  Low  is  the  president  and  sole  shareholder  of  Sunrise
            Securities Corporation, a registered broker-dealer. Sunrise Securities Corporation acted as our placement agent in connection with the sale of 1,625,000 common shares to certain investors in the United States. In consideration for its services, we agreed to issue Sunrise Securities Corporation or its designee warrants to purchase 162,500 common shares at an exercise price of $1.60 per common share. We also agreed to pay Sunrise Securities Corporation a commission of $260,000, of which $100,000 was paid by the issuance of 62,500 common shares. Sunrise Securities Corporation directed that the warrants and 62,500 common shares be issued to Nathan Low as its designee. In December 2003 we entered into a consulting agreement with Nathan Low, whereby we agreed to issue 100,000 common shares to him in consideration of his providing consulting services to us.

      (9) Includes 162,500 common shares issuable upon exercise of warrants. The warrants have an exercise price of $1.60 per common share and expire in December 2008. Also includes 189,873 common shares held by the Nathan A. Low Family Trust. Lisa Low is the trustee of the Nathan A. Low Family Trust and has voting control and dispositive power over the common shares held by the Nathan A. Low Family Trust. Nathan Low disclaims beneficial ownership of the 189,873 common shares held by the Nathan A. Low Family Trust.

      (10) W.R. Farquharson has voting control and dispositive power over the common shares held by AGF Grown Equity Fund, IG AGF Canadian Diversified Growth Fund, London Life Growth Equity Fund, GWL Growth Equity Fund and IG AGF CDN Diversified Growth Class.

      (11) Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital
            Management. Highbridge Capital Management, Glenn Dubin and Henry Swieca disclaim beneficial ownership of the common shares held by Smithfield Fiduciary LLC. Smithfield Fiduciary LLC is an affiliate of a registered broker-dealer.

      (12) Includes 105,820 common shares issuable upon exercise of warrants. The warrants have an exercise price of $2.00 per common share and expire in April 2007.

      (13) Danny Guy, Boris Stein and Morton Piateski have voting control and dispositive power over the common shares held by BTR Global
            Arbitrage Trading Limited. Danny Guy, Boris Stein and Morton Piateski disclaim beneficial ownership of the common shares held by BTR Global Arbitrage Trading Limited.

      (14) Includes 133,333 common shares issuable upon exercise of warrants. The warrants have an exercise price of $1.50 per common share and expire in May 2007.

      (15) Gary Selke, Frank Mersch, David Conway and Norm LaMarche have voting control and dispositive power over the common hares held by Casurina Limited Partnership, Casurina Performance Fund, Front Street Investment Management Inc., Front Street Canadian Hedge and Blumont Strategic Partnership.

      (16) Mark Marcello has voting control and dispositive power over the securities held by Standard Securities Capital Corporation. Standard Securities Capital Corporation acted as our placement agent in connection with the sale of 2,500,000 common shares to certain investors in Canada. In consideration for its services, we agreed to issue Standard Securities Capital Corporation warrants to purchase 250,000 common shares at an exercise price of $1.60 per common share. We also agreed to pay Standard Securities Capital Corporation a cash commission of $280,000.

      (17)  Consists  of  250,000  common  shares   issuable  upon  exercise  of
            warrants. The warrants have an exercise price of $1.60 per common share and expire in December 2005.

      (18) Christine Blakely has voting control and dispositive power over the common shares held by Northern Rivers Innovation Fund. Christine Blakely disclaims beneficial ownership of the common shares held by Northern Rivers Innovation Fund.

      (19) Howard Fialkov and Gerry Fialkov have voting control and dispositive power over the common shares held by HJG Partnership.

      (20) Includes 80,000 common shares issuable upon exercise of warrants. 40,000 common shares are exercisable at a price of $1.50 per common share and 40,000 common shares are exercisable at a price of $1.75 per common share. The warrants expire in December 2005. The warrants to acquire an aggregate of 80,000 common shares were acquired from Legend Merchant Group, Inc. Gilad Ottensoser is an affiliate of Legend Merchant Group, Inc., a registered broker-dealer.

      (21) Consists of 82,540 common shares issuable upon exercise of warrants. The warrants have an exercise price of $2.00 per common share. The warrant to purchase 52,905 common shares expires in April 2007 and the warrant to purchase 29,635 common shares expires in May 2007.

      (22) Kieran Young has voting control and dispositive power over the common shares held by DGM Bank & Trust Inc. Kieran Young disclaims beneficial ownership of the common shares held by DGM Bank & Trust Inc.

      (23) Domenic Valsi has voting control and dispositive power over the common shares held by Delf Investment & Construction Inc.

      (24) Miles Nadal has voting control and dispositive power over the common shares held by Nadal Investments Limited.

      (25) Gary Carl Uchikura and Christine Uchikura have voting control and dispositive power over the common shares held by 1120288 Ontario Ltd.

      (26) David Unsworth has voting control and dispositive power over the securities held by Legend Merchant Group, Inc. In December 2003, we issued to Legend Merchant Group, Inc. a warrant to purchase 50,000 common shares at an exercise price of $1.50 per share, and a warrant to purchase an additional 50,000 common shares at an exercise price of $1.75 per share. This issuance of the warrants was made in exchange for business advisory services to be provided to us over a period of 12 months by Legend Merchant Group, Inc. Legend Merchant Group, Inc. is a registered broker-dealer.

      (27) Includes 20,000 common shares issuable upon exercise of warrants. 10,000 common shares are exercisable at a price of $1.50 per common share and 10,000 common shares are exercisable at a price of $1.75 per common share. The warrants expire in December 2005.


      (28) Scott Walters has voting control and dispositive power over the common hares held by Delta One Northern Rivers Fund. Scott Walters disclaims beneficial ownership of the common shares held by Delta One Northern Rivers Fund.

      (29)  Includes 1,358,012 common shares issuable upon exercise of warrants.

                              PLAN OF DISTRIBUTION

      The common shares which may be sold by the selling shareholders and any of their pledgees, donees, transferees or other successors-in-interest, may be disposed of from time to time in one or more transactions, which may involve:

      o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

      o sales on the NASDAQ Small Cap Market, Boston Stock Exchange, or any other principal market on which the common shares trade at the time of sale, including directly with a market maker acting as principal;

      o privately-negotiated transactions, which include direct sales to purchasers and sales effected through agents;

      o a block trade in which the broker or dealer will attempt to sell the common shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker or dealer as principal and resale by that broker or dealer for its own account;

      o an exchange distribution in accordance with the rules of that exchange or transactions in the over-the-counter market;

      o     short sales entered into after the date of this prospectus;

      o the pledge of the security for any loan or obligation, including pledges to brokers or dealers who may, from time to time, themselves sell or transfer the common shares or their interest in such securities;

      o the transfer of the common shares by the selling shareholders to their partners, members or shareholders;

      o     a combination of any of the above; or

      o     any other method permitted by applicable law.

      The sale price of the common shares pursuant to this prospectus may be:

      o     a fixed price;

      o     the market price prevailing at the time of sale;

      o     a price related to such prevailing market price;

      o     a negotiated price; or

      o at any other prices as the selling shareholders may determine, including sales below the market price.

      The selling shareholders may engage broker-dealers to participate in the sales. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling shareholders and/or the purchasers of the shares for whom broker-dealers may act as agent or to whom they may sell as principals or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions).

      In addition, the selling shareholders may enter into hedging transactions with broker-dealers who may engage in short sales of our common shares in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may also enter into option or other transactions with broker-dealers that require the delivery to such broker-dealers of our common shares, which shares may be resold thereafter pursuant to this prospectus.

      The common shares covered by this prospectus may also be sold in private transactions pursuant to Rule 144 under the Securities Act of 1933, rather than pursuant to this prospectus. The selling shareholders have the sole and absolute discretion not to accept any purchase offer or make any sale of the common shares if they deem the purchase price to be unsatisfactory at any particular time.

      In order to comply with the securities laws of certain states, if applicable, our common shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, our common shares may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      Selling shareholders that are broker-dealers are statutory underwriters under the Securities Act of 1933. Under certain circumstances, the selling shareholders and any broker-dealers that act in connection with the sales of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by them and any profit on the sale of the shares as principals may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Selling shareholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 will be subject to the prospectus delivery requirements of the Securities Act of 1933. Three of our selling shareholders, William Blair & Company, LLC, Sands Brothers & Co. LTD and Legend Merchant Group, Inc., are registered broker-dealers. Certain of our selling shareholders are affiliates of broker-dealers, including Crestview Capital Fund, L.P., Crestview Capital Fund II, L.P., Crestview Capital Offshore Fund, Inc., Sands Brothers Venture Capital IV LLC, Sands Brothers Venture Capital III LLC, Smithfield Fiduciary LLC, William Blair Small Cap Growth Fund and Gilad Ottensoser. Each such selling shareholder purchased the shares in the ordinary course of business, and at the time of purchase the seller had no agreement or understandings, directly or indirectly, with any person to distribute the shares.

                               RECENT DEVELOPMENTS

      On June 21, 2004, we acquired certain assets of Peoplebonus.com LLC, a resume management services provider. As consideration for the sale, we issued 180,506 common shares valued at $485,561, including 108,304 shares that are being held in escrow and will be released if certain revenue and cash generation targets of the acquired business are met or for any indemnification claims for breaches of representations and warranties. In addition, we made cash payments of $130,000, $25,000 of which is being held in escrow, and assumed a promissory note for $100,000.

      On March 17, 2004, we acquired certain assets of Peopleview, Inc., a provider of performance management and corporate compliance systems. As consideration for the sale, we issued Peopleview 246,900 common shares valued at $688,851, including 50,000 common shares that were held in escrow but subsequently released as certain representations were satisfactorily met. In addition, we made a cash payment of $250,000 and we issued Peopleview a warrant to purchase 50,000 of our common shares at an exercise price of $3.00 per share.

      In connection with our acquisition of Kadiri, Inc. on May 28, 2004, 950,000 of the 5,400,000 shares to which the shareholders of Kadiri may be entitled as consideration were placed in escrow. Of such escrowed shares, 500,000 are being held subject to the confirmation of certain revenue and cash generation targets during each fiscal quarter through November 20, 2005 and 100,000 shares are being held to cover indemnity obligations covering breaches of certain representations and warranties contained in the merger documents. The release of such shares is governed by the terms of the escrow agreement covering the escrow of such shares. Our Board of Directors does not have discretion over the issuance of shares held in escrow. The remaining 350,000 shares that were held in escrow are now in the process of being released upon our receipt of appropriate letters of transmittal from the shareholders of Kadiri. These escrowed shares are being released as a result of the resolution of a dispute between Kadiri and one of its clients, Bank of America Technology and Operations, Inc. The dispute arose from Kadiri's license of software to Bank of America, for which Bank of America prepaid prior to the software's installation and implementation. The license agreement between Kadiri and Bank of America stated that if the software did not perform according to its specifications, then Bank of America could receive a partial refund of the license fee. As the software met certain thresholds, the maximum refund was reduced. At the same time, Kadiri and Bank of America entered into a maintenance agreement pursuant to which Bank of America agreed to pay Kadiri approximately $650,000 for future maintenance services with respect to the software. After the software was installed, Bank of America claimed that the software did not meet certain of its specifications and demanded a partial refund under the license agreement. The dispute was settled on May 19, 2004 when the parties entered into an amendment to the Software License, Implementation, Customization and Maintenance Agreement pursuant to which Bank of America agreed to drop its refund demand and remove the refund contingency in its entirety (the maximum potential refund at the time of the settlement was approximately $1 million) in exchange for a reduction in the amount payable under the maintenance agreement from $650,000 to $375,000.

      On July 16, 2004, we sold an aggregate of $10,000,000 of our common shares in a private placement of 4,444,439 shares to William Blair & Company and entities for which it serves as investment advisor and Crestview Capital Fund L.P. The private placement was exempt from registration under Rule 506 of the Securities Act of 1933.


      On July 27, 2004, we acquired Bravanta, Inc., a provider of enterprise incentive and recognition programs, through a merger for 2,427,125 unregistered common shares. In connection with the merger, 400,000 of such shares are held in escrow to cover indemnity obligations covering breaches of representations and warranties contained in the merger agreement. Our Board of Directors does not have discretion over the issuance of shares held in escrow. In addition to the 2,427,125 shares already issued, 244,939 common shares will be issued to the former management of Bravanta upon receipt by us of completed and satisfactory accredited investor questionnaires and other related documentation from them. Subject to our receipt of such documentation, these shares will be issued no later than immediately prior to the filing of a registration statement pursuant to the terms of a registration rights agreement that was entered into in connection with the acquisition of Bravanta. Under the terms of the registration rights agreement, we are required to use our best efforts to file a registration statement covering the resale of the shares issued in connection with the Bravanta acquisition by September 30, 2004. Since we have not yet received all of the required documentation, we have not yet filed a registration statement with respect to the Bravanta shares.

                                  LEGAL MATTERS

      The validity of the common shares offered by this prospectus will be passed upon by our counsel, Perley-Robertson, Hill & McDougall LLP, Ottawa,
Ontario. Michael A. Gerrior, Esquire, a partner at the law firm of Perley-Robertson, Hill & McDougall LLP, counsel to Workstream Inc., is a member of the board of directors of Workstream Inc.

                                     EXPERTS

      The consolidated financial statements incorporated in this prospectus and registration statement by reference to the Annual Report on Form 10-K for the year ended May 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to "incorporate by reference" the information we file with the SEC into this prospectus. This means we can disclose important information to you by referring you to another document filed by us with the SEC. The following documents, which we have filed with the SEC, are incorporated into this prospectus by reference:


            (a) our Annual Report on Form 10-K for the fiscal year ended May 31, 2004, as amended on November 1, 2004;


            (b) our Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2004;


            (c) our Current Reports on Form 8-K filed June 14, 2004, June 23, 2004, July 6, 2004, July 21, 2004, August 11, 2004, August 13, 2004,
      August 17,  2004,  August 20, 2004,  August 27,  2004,  September 2, 2004,
      September 15, 2004, September 17, 2004, September 28, 2004, October 4, 2004, October 7, 2004, October 8, 2004, October 13, 2004, October 15,
      2004, November 23, 2004 and November 26, 2004;


            (d) our Proxy Statement for the Annual and Special Meeting of Shareholders to be held on October 27, 2004, filed on September 28, 2004; and

            (e) the description of the common shares contained in our Registration Statement on Form 8-A filed December 3, 1999, including all amendments and reports filed for the purpose of updating such description.

      In addition, all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in and shall be a part of this prospectus from the date of the filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon the written or oral request of any such person, a copy of any and all of the information incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that is incorporated into this prospectus. Such requests should be directed to Tammie Brown, Workstream Inc., 495 March Road, Suite 300, Ottawa, Ontario, Canada K2K 3G1, (613) 270-0619.

                       WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-3 with the SEC that covers the resale of the common shares offered hereby. This prospectus is part of that registration statement, but does not include all of the information included in the registration statement. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. You should refer to the registration statement for additional information about us and the common shares offered hereby.

      We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet web site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth the expenses payable by us in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimates, other than the registration fee.

SEC Registration fee................................................    $ 2,427
Printing and engraving expenses.....................................      2,000
Legal fees and expenses.............................................     55,000
Accountants' fees and expenses......................................     10,000
Miscellaneous expenses..............................................        500
                                                                        -------
TOTAL...............................................................    $69,927
                                                                        =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Under the Canada Business Corporations Act, except with respect to an action by us or on behalf of us to procure a judgment in our favor, we have a right to indemnify any of our officers or directors or any former officers or directors, who act or have acted at our request as officers or directors against any costs, charges or expenses for amounts paid by him to settle an action in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of having been our officer or director if:

            (a) he has acted honestly and in good faith with a view toward our best interests; and

            (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing his conduct was lawful.

      We make the determination in (a) and (b) above.

      Further, we may, with the approval of a court, indemnify a person who is a director, officer or former director or officer with respect to an action by or on behalf of us to procure a judgment in our favor to which he is made a party by reason of having been our officer or director, against all costs, charges and expenses reasonably incurred by him in connection with that action if:

            (a) he has acted honestly and in good faith with a view toward our best interests; and

            (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing his conduct was lawful.

      A director, officer or former director or officer of ours is also entitled to indemnification from us with respect to all costs, charges and expenses reasonably incurred by him in connection with the defense of any civil, criminal or administrative action or proceeding to which he is a party by reason of being or having been a director or officer of ours, if he:

            (a) was not judged by any court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done;

            (b) acted honestly and in good faith with a view toward our best interests; and

            (c) in the case of a criminal or administrative action or proceeding that was enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful.

      In addition, our by-laws provide that no director or officer is liable for the acts of any other director or officer or employee or for any loss or damage to us unless it is caused by his own willful neglect or default. However, the limitation against liability does not extend or grant any director or officer protection  against  the breach of any law.  The  by-laws  also  provide  for an indemnity similar to the provisions contained in the Canada Business Corporations Act and subject to the same limitations.

      Our by-laws provide that, subject to the Canada Business Corporations Act, we can purchase and maintain indemnity insurance for the benefit of our directors and officers as may be determined from time to time by our directors. We maintain a policy of insurance under which our directors and officers are insured, subject to the limits of the policy, against certain losses arising from claims made against them as officers and directors and by reason of any acts or omissions covered under the policy, in their respective capacities as directors or officers, including liability under the Securities Act of 1933.

ITEM 16. EXHIBITS.

Exhibit No.                Description of Document

4.1 Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-87537)).

4.2 Articles of Amendment, dated July 26, 2001 (incorporated by reference to Exhibit 1.2 of Form 20-F of Workstream Inc. for the fiscal year ended May 31, 2001).

4.3 Articles of Amendment, dated November 6, 2001 (incorporated by reference to Exhibit 1.3 of Form 20-F of Workstream Inc. for the fiscal year ended May 31, 2001).

4.4 Articles of Amendment, dated November 7, 2002 (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-3 (File No. 333-101502).

4.5 By-law No. 1 and No. 2 (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-1 (File No. 333-87537)).

4.6 By-law No. 3 (incorporated by reference to Exhibit 1.5 of Form 20-F of Workstream Inc. for the fiscal year ended May 31, 2001).

5.1*           Opinion of Perley-Robertson, Hill & McDougall LLP.

23.1           Consent of PricewaterhouseCoopers LLP.

23.2           Consent of  Perley-Robertson,  Hill & McDougall  LLP (included in
               Exhibit 5.1).

24.1*          Powers of Attorney.


99.1*          Consent of Steve Singh.


-----------------------
* Previously filed.

ITEM 17. UNDERTAKINGS.

      (a) The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ottawa, Province of Ontario, on December 13, 2004.


                                        WORKSTREAM INC.


                                        By: /s/ Michael Mullarkey..
                                            ------------------------------------
                                            Michael Mullarkey,
                                            President, Chief Executive Officer
                                            and Chairman of the Board

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                                                TITLE                                     DATE
/s/ Michael Mullarkey                       President, Chief Executive Officer               December 13, 2004
------------------------------------        and Chairman of the Board of Directors
Michael Mullarkey                           (Principal Executive Officer)


 *                                          Chief Financial Officer and                      December 13, 2004
------------------------------------        Authorized Representative in the
David Polansky                              United States (Principal Financial
                                            and Accounting Officer)


 *                                          Director                                         December 13, 2004
------------------------------------
Arthur Halloran


 *                                          Director                                         December 13, 2004
------------------------------------
Matthew Ebbs


 *                                          Director                                         December 13, 2004
------------------------------------
Michael A. Gerrior


 *                                          Director                                         December 13, 2004
------------------------------------
Thomas Danis


 *                                          Director                                         December 13, 2004
------------------------------------
Cholo Manso



* By: /s/ Michael Mullarkey
      ------------------------------
      Michael Mullarkey
      Attorney-In-Fact

                                  EXHIBIT INDEX

Exhibit No.                Description of Document

4.1 Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (File No. 333-87537)).

4.2 Articles of Amendment, dated July 26, 2001 (incorporated by reference to Exhibit 1.2 of Form 20-F of Workstream Inc. for the fiscal year ended May 31, 2001).

4.3 Articles of Amendment, dated November 6, 2001 (incorporated by reference to Exhibit 1.3 of Form 20-F of Workstream Inc. for the fiscal year ended May 31, 2001).

4.4 Articles of Amendment, dated November 7, 2002 (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-3 (File No. 333-101502).

4.5 By-law No. 1 and No. 2 (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-1 (File No. 333-87537)).

4.6 By-law No. 3 (incorporated by reference to Exhibit 1.5 of Form 20-F of Workstream Inc. for the fiscal year ended May 31, 2001).

5.1*           Opinion of Perley-Robertson, Hill & McDougall LLP.


23.1           Consent of PricewaterhouseCoopers LLP.

23.2           Consent of  Perley-Robertson,  Hill & McDougall  LLP (included in
               Exhibit 5.1).

24.1*          Powers of Attorney.


99.1*          Consent of Steve Singh.


---------------------
* Previously filed.